

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2012

Via E-mail
Mr. Tim Hunt
Executive Chairman and Director
Hunt Mining Corp.
1611 Molter Ste. 201
Liberty Lake, WA 99019

> **Re: Hunt Mining Corp.**
> **Registration Statement on Form F-1**
> **Filed June 12, 2012**
> **File No. 333-182072**

Dear Mr. Hunt:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In this regard we note the following, among other possible issues:

- On page 12, we note that on February 1, 2010 you changed independent accountants from Lo Porter Hétu to MNP LLP.   Please amend to include the disclosures required by Item 16F of Form 20-F.

- We note the audit opinion on page 71 does not refer to and opine on International Financial Reporting Standards <u>as issued by the International Accounting Standards Board</u>.   Refer to Item 17(c) of Form 20-F and amend.

- We note your independent accountants refer to conditions that indicate the existence of a material uncertainty which may cast significant doubt on your ability to continue as a going concern in the emphasis of matter section on page 71.   Please advise your independent accountants to revise their opinion to comply with PCAOB standards regarding going concern uncertainties. Refer to AU Section 341.12.

We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Please contact Shehzad Niazi at (202) 551-3121 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director